EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

Three Months Ended June 30,		Six Months Ended June 30,
2006	2005	2006	2005
2.0	2.1	2.1	2.1

For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends and capitalized interest) to pretax income from continuing operations before adjustment for minority interest in income of consolidated partnership or equity in income of unconsolidated ventures plus distributions from equity investee.  Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNTS IN THOUSANDS)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$29,601	$32,587	$61,314	$64,296
Interest expense (including amortization of debt discount and issuing costs)	22,894	28,178	45,675	55,514
Distributions from equity investee	774	3,575	2,875	6,208
Interest component of rental expense	216	284	388	525
Total	$53,485	$64,624	$110,252	$126,543

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$22,894	$28,178	$45,675	$55,514
Capitalized interest	3,112	2,181	6,072	3,411
Interest component of rental expense	216	284	388	525
Total	$26,222	$30,643	$52,135	$59,450

RATIO OF EARNINGS TO FIXED CHARGES	2.0	2.1	2.1	2.1